                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)

Orion Power Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
Common Stock
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                         (Title of Class of Securities)
686286105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13G-07/99)

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CUSIP No.686286105                    13G                    Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Constellation Energy Group, Inc.
52-1964611
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      18,205,900 (1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    18,205,900 (1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,205,900 (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents common stock held by wholly owned subsidiary, Constellation Enterprises, Inc. and includes 705,900 of warrants which are presently exercisable.

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CUSIP No.686286105                    13G                    Page 3 of 6 Pages
-----------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Constellation Enterprises, Inc.
52-2080643
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES      0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY     18,205,900(1)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING    0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH       18,205,900 (1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,205,900 (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 705,900 of warrants which are presently exercisable.

CUSIP No.686286105                   13G                    Page 4 of 6 Pages
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Item 1(a).  Name of Issuer:

Orion Power Holdings, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:
7 East Redwood St. 10th Floor
Baltimore, MD 21202
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Item 2(a).  Name of Person Filing:
Constellation Energy Group, Inc.
Constellation Enterprises, Inc.
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

                250 W. Pratt Street, Baltimore, MD 21201
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Item 2(c).  Citizenship:
Maryland
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Item 2(d).  Title of Class of Securities:
Common Stock
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Item 2(e).  CUSIP Number:
686286105
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Item        3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.686286105                   13G                    Page 5 of 6 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
          see below
          ----------------------------------------------------------------------
     (b)  Percent of class:
          see below
         ----------------------------------------------------------------------
     (c)  Number of shares as to which such person has:  see below

        (i)   Sole power to vote or to direct the vote_______________________,


        (ii)  Shared power to vote or to direct the vote_____________________,


        (iii) Sole power to dispose or to direct the disposition of__________,


         (iv)  Shared power to dispose or to direct the disposition of________

                Constellation Energy Group, Inc. beneficially owns through its wholly owned subsidiary, 18,205,900 shares of common stock, which includes 705,900 warrants which are presently exercisable. This represents 19.6% of issuer's common stock. Constellation Energy Group, Inc. has sole power to vote or to direct the vote of 18,205,900 shares and sole power to dispose or to direct the disposition of 18,205,900 shares.

                Constellation Enterprises, Inc. is a wholly owned subsidiary of Constellation Energy Group, Inc. and owns 18,205,900 shares of common stock, which includes 705,900 warrants which are presently exercisable. This represents 19.6% of issuer's common stock. Constellation Enterprises, Inc. has shared power to vote or to direct the vote of 18,205,900 shares and shared power to dispose or to direct the disposition of 18,205,900 shares.
--------------------------------------------------------------------------------
Item 5.  Ownership of Five Percent or Less of a Class.
         N/A
--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Constellation Energy Group, Inc is the beneficial owner of 19.6% of Orion Power Holdings, Inc.'s common stock because its wholly owned subsidiary, Constellation Enterprises, Inc., is the owner of 18,205,900 shares of common stock, which included 705,900 warrants which are presently exercisable.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
         N/A
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Item 8.  Identification  and  Classification  of Members of the Group.
         N/A
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.
         N/A
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Item 10.  Certifications.
          N/A

                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                2/14/01
                                        ----------------------------------------
                                                        (Date)


                                        /s/ David A. Brune
                                        ----------------------------------------
                                                      (Signature)
                                        David A. Brune
                                        Vice President, Chief Financial Officer
                                        and Secretary, Constellation Energy
                                        Group, Inc.
                                        ----------------------------------------
                                                      (Name/Title)


                                        /s/ David A. Brune
                                        ----------------------------------------
                                                      (Signature)
                                        David A. Brune
                                        Vice President, Chief Financial Officer
                                        and Secretary, Constellation
                                        Enterprises, Inc.
                                        ----------------------------------------


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EDGARLink 7.0 (8/00) Ver. 3.1